Exhibit 99.1

Q1 2022 Results Release Paris, Monday, April 25, 2022

TECHNIP ENERGIES FIRST QUARTER 2022 FINANCIAL RESULTS

■          First quarter performance consistent with full year 2022 financial framework
■          Adjusted Revenue growth of 4%; growing contribution from projects outside of Russia
■          Adjusted Recurring EBIT margin of 6.6%; Adjusted net profit of €72 million
■          Investment supporting growth in hydrogen, floating offshore wind and biochemicals

Paris, Monday, April 25, 2022. Technip Energies (the “Company”), a leading Engineering & Technology company for the energy transition, today announces its unaudited financial results for the first quarter 2022.

Arnaud Pieton, Chief Executive Officer of Technip Energies, commented:

“First quarter revenue growth and solid profitability demonstrate strong execution across the entirety of our portfolio from Project Delivery to Technology, Products and Services. This is consistent with our full year financial framework and we expect our activity outside of Russia to progressively ramp up through 2022.”

“Regarding Russia, we are committed to complying with all applicable laws and regulations, which includes current and future sanctions. Our priorities are to protect our people, and the interests of our company and shareholders. In anticipation of the escalation of the European Union sanctions, we have been working with clients, partners and suppliers within the relevant contractual frameworks to take appropriate measures in connection with our activities in Russia, including Arctic LNG 2. We expect that the balance sheet position of the project and the relevant contract protections will be sufficient to fulfil our various contractual obligations in compliance with applicable sanctions.”

“In the first quarter, we reconfigured the organization structure around four business lines focused on Technip Energies’ markets and supported by a global delivery structure dedicated to delivering projects and solutions. This will better align our operating model and commercial focus with the rapidly changing energy transition market.”

“Our energy transition strategy is supported by our flexible capital allocation. In the quarter, we announced three investments in the markets of hydrogen, floating offshore wind, and biochemicals. These expand and diversify our technology portfolio, while enabling new business model opportunities.”

“The energy landscape has become more complex in recent months with an urgent energy independence agenda, notably in Europe. Despite near-term volatility in commodity and raw material prices, the attractiveness of LNG, an inherently flexible energy source, has improved and the market opportunity is accelerating. In addition, government policy is increasingly promoting faster adoption of energy transition technologies and Technip Energies is playing a leading role in this market evolution.”

Key financials – Adjusted IFRS

(In € millions, except EPS)	Q1 2022	Q1 2021
Revenue[1]	1,618.2	1,557.5
Recurring EBIT[1]	107.3	91.3
Recurring EBIT Margin %	6.6%	5.9%
Net profit	72.5	44.2
Diluted earnings per share[2]	€0.41	€0.24

Order Intake	551.7	6,470.7
Backlog	15,632.4	17,805.2

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition). Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.
(1)	Q1 2022 Adjusted Revenue and Recurring EBIT included €445.4 million and €22.2 million respectively from projects under execution in Russia.
(2)	Q1 2022 and Q1 2021 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 178,618,684 and 182,508,672 respectively.

Q1 2022 Results Release Paris, Monday, April 25, 2022

Key financials - IFRS

(In € millions, except EPS)	Q1 2022	Q1 2021
Revenue	1,700.0	1,501.0
Net profit	68.8	52.7
Diluted earnings per share[1]	€0.38	€0.29

(1)	Q1 2022 and Q1 2021 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 178,618,684 and 182,508,672 respectively.

FY 2022 Financial framework – Adjusted IFRS

Revenue	€5.0 – 5.5 billion
(excludes contribution from projects under execution in Russia)
Recurring EBIT margin	At least 6.5%
(excludes contribution from projects under execution in Russia)
Effective tax rate	28 – 32%

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition). Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.

Conference call information

Technip Energies will host its Q1 2022 results conference call and webcast on Monday, April 25, 2022 at 13:00 CET. Dial-in details:

France:	+33 1 70 95 03 46

United Kingdom:	+44 20 7192 8338

United States:	+1 646 741 31 67

Conference Code:	1977935

The event will be webcast simultaneously and can be accessed at: https://edge.media-server.com/mmc/p/fg4b68nx

Contacts

Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 7585 5051	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies
Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive  technology, products and services offering.
Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.
Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADR”) program, with its ADRs trading over-the-counter.

Q1 2022 Results Release Paris, Monday, April 25, 2022

Operational and financial review

Backlog, Order Intake and Backlog Scheduling

Adjusted Order Intake for Q1 2022 of €551.7 million, equivalent to a book-to-bill of 0.3. Orders in the first quarter included a significant EPCC contract by PETRONAS Chemicals Fertilizer Kedah for a new melamine plant with minimized CO2 footprint, a FEED for Equinor’ floating offshore wind Firefly project in South Korea, as well as other studies, services contracts and smaller projects. Book-to-bill on a trailing 12 month basis is 0.6.

Adjusted backlog decreased by 12% year-over-year to €15,632.4 million, equivalent to 2.3x 2021 revenue.

(In € millions)	Q1 2022	Q1 2021
Adjusted Order Intake	551.7	6,470.7
Projects Delivery	293.1	6,181.2
Technology, Products & Services	258.6	289.5
Adjusted Backlog	15,632.4	17,805.2
Projects Delivery	14,427.1	16,628.9
Technology, Products & Services	1,205.3	1,176.4
Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.
Adjusted Backlog at March 31, 2022, benefited from a foreign exchange impact of €263.0 million.
Adjusted Backlog at March 31, 2022, included €3,411.5 million associated with projects under execution in Russia.

Backlog excluding the proportion related to Russian projects under execution amounted to €12,220.9 million as of March 31, 2022. The table below provides estimated backlog scheduling as of March 31, 2022 for the backlog excluding the proportion relating to projects under execution in Russia.

(In € millions)	2022 (9 M)	FY 2023	FY 2024+
Adjusted Backlog excluding Russia	3,928.4	3,652.5	4,640.1

Adjusted Backlog at March 31, 2022, excluded €3,411.5 million associated with projects under execution in Russia.

Company Financial Performance

Adjusted Statement of Income

(In € millions, except %)	Q1 2022	Q1 2021	% Change
Adjusted revenue	1,618.2	1,557.5	4%
Adjusted EBITDA	132.3	118.0	12%
Adjusted recurring EBIT	107.3	91.3	17%
Non-recurring items	3.5	(26.5)	(113%)
EBIT	110.8	64.8	71%
Financial income (expense), net	(5.0)	6.8	(174%)
Profit (loss) before income tax	105.8	71.6	48%
Income tax (expense) / profit	(30.6)	(24.1)	27%
Net profit (loss)	75.2	47.5	58%
Net profit (loss) attributable to non-controlling interests	(2.7)	(3.3)	(18%)
Net profit (loss) attributable to Technip Energies Group	72.5	44.2	64%

Q1 2022 Results Release Paris, Monday, April 25, 2022

Business highlights

Projects Delivery – Adjusted IFRS

(In € millions, except % and bps)	Q1 2022	Q1 2021	% Change
Revenue	1,289.1	1,252.5	3%
Recurring EBIT	90.0	75.8	19%
Recurring EBIT Margin %	7.0%	6.1%	90 bps
Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition).

Q1 2022 Adjusted Revenue increased year-over-year by 3% to €1.3 billion. This growth was achieved despite the continuous challenges relating to the pandemic. Revenues benefited from sustained activity on Arctic LNG 2, which contributed €445.4 million of revenue in the quarter. Revenues outside of Russian projects under execution increased year-over-year by 25% due to the ramp-up of recently awarded LNG and downstream projects. This more than offset lower contributions year-over-year from maturing downstream projects in India, Asia Pacific & Africa.

Q1 2022 Adjusted Recurring EBIT increased year-over-year by 19% to €90.0 million, which includes a €22.2 million contribution from Arctic LNG 2. Adjusted Recurring EBIT margin  increased by 90 basis points to 7.0% mostly due to solid execution,  including a strong contribution from downstream and LNG projects in the latter stages of completion. This was partially offset  by earlier stage LNG projects.

Q1 2022 Key operational milestones

Arctic LNG 2 Project (Russian Federation)
■	An industry first: Installation of all GBS1 modules.

ECA LNG Phase I Project (Mexico)
■
All process equipment ordered and 60% model review is done. Installation of our temporary offices have been completed. Recently the project has executed over 1 million manhours without a recordable safety incident.

bp Greater Tortue Ahmeyim FPSO (offshore Senegal / Mauritania)
■	Installation of all 16 mooring piles achieved.

Energean Karish Gas Development (Israel)
■	The FPSO entered dry-dock in March 2022 to be cleaned and prepared for sail-away and entry into Israeli waters.

Bapco Refinery expansion (Bahrain)
■
All heavy lifts are done and the majority of equipment installed. The main substation and utilities substation are ready for energization. Pre-commissioning activities started. Marine works are ongoing and berths 1 & 3 are under pre-commissioning.

Long Son Olefins plant (Vietnam)
■	Site acceptance tests for the automation system completed. 12 million manhours without LTI (lost time injury).

Q1 2022 Key commercial highlights

Awarded significant* petrochemical contract by PETRONAS (Malaysia)

■
Engineering, Procurement, Construction and Commissioning (EPCC) contract for a new melamine plant to be integrated into their existing complex in Gurun, Kedah, Malaysia. This EPCC contract follows the successful completion of the FEED by Technip Energies. The project includes a 60,000 ton per annum greenfield melamine plant, utilizing CASALE Low Energy Melamine (LEM™) technology, and associated interconnections with the existing urea plant where the CO2 generated in the melamine production process will be recycled. This serves to minimize the CO2 footprint of this new asset.

*Note: A “significant” award for Technip Energies is a contract award representing between €50 million and €250 million of revenue.

Q1 2022 Results Release Paris, Monday, April 25, 2022

Technology, Products & Services (TPS) – Adjusted IFRS

(In € millions, except % and bps)	Q1 2022	Q1 2021 Change
Revenue	329.1	305.0 8%
Recurring EBIT	30.2	25.8 17%
Recurring EBIT Margin %	9.2%	8.5% 70 bps
Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition).

Q1 2022 Adjusted Revenue increased year-over-year by 8% to €329.1 million, driven by growth in demand for engineering and Project Management and Consultancy services, and sustained Process Technology activity including licensing and proprietary equipment (notably for ethylene, and Sustainable Chemistry including PBAT, a biodegradable polymer).

Q1 2022 Adjusted Recurring EBIT  increased year-over-year by 17% to €30.2 million. Adjusted Recurring EBIT margin  increased year-over-year by 70 basis points to 9.2%, benefiting from higher activity levels from Project Management and Consultancy services, as well as advisory services performed by Genesis.

Q1 2022 Key operational highlights

Fast Pyrolysis Bio-oil (FPBO) project for Pyrocell AB (Sweden)
■	In partnership with BTG Bioliquids, completion and start-up of pyrolysis plant to produce bio-oil from sawdust.

Unipetrol (Czech Republic)
■	Delivery of Burners for New Unipetrol Project (#S2173). Combination of LSV® & TSWB®.

ZPC ethylene cracker (China)
■	Performance tests passed on mega ethylene cracker plant based on Technip Energies’ proprietary technology and process design.

Channelview Carbon Emission Reduction - LyondellBasell’s (USA)
■	Genesis to support LyondellBasell on efforts to reduce its carbon footprint at its Channelview, TX site in North America to advance a low-carbon economy – a key milestone for the company.

Q1 2022 Key commercial highlights

Equinor Firefly Floating Offshore Wind (South Korea)
■
Award of FEED contract covering engineering of the floating wind turbine substructures for the proposed 800MW offshore wind farm. The design of the substructures will include Technip Energies’ in-house floater technology INO15™.

Future Energies Australia Renewable Diesel Project (Australia)
■	FEED contract for customer’s first biorefinery project in Western Australia. Plant to convert sustainably sourced woody biomass into renewable diesel using high temperature pyrolysis.

PETRONAS Kasawari CCS project (Malaysia)
■	Award of FEED contract for one of the world’s largest CCS projects, with partner NPCC.

Northern Endurance Partnership offshore (UK)
■	Award of FEED contract to Genesis. Scope consists of >250km of subsea pipeline, two landfalls, and a subsea injection system connected to six wells.

Participation in record €200 million investment in green hydrogen pioneer Hy2gen AG
■
Hy2gen AG, the green hydrogen investment platform, will use the capital raised for the construction of facilities in several geographies including Europe, producing green hydrogen-based fuels – or “e-fuels” – for maritime and ground transport, aviation and industrial applications. The investment is led by Hy24 together with Mirova, CDPQ and strategic investor Technip Energies.

Q1 2022 Results Release Paris, Monday, April 25, 2022

Investment in Floating Offshore Wind Company X1 Wind
■
Technip Energies, as lead investor in this funding round, has acquired a 16.3% stake in X1 Wind, a renewable energy startup that has designed an innovative and disruptive offshore wind turbine floater with major environmental and operational benefits.

Asset Purchase Agreement with Iowa Corn Promotion Board (ICPB)
■
Asset Purchase Agreement under which Technip Energies acquires ICPB’s patents, technology, and rights for the process technology to produce monoethylene glycol (MEG) from surplus corn plant-based feedstocks. Corn-based MEG is used to produce renewable plastics. Technip Energies will advance the technology development, construct and operate a pilot plant  to commercialize the technology and make it available for licensing.

Corporate and Other items

Corporate  costs,  excluding non-recurring items, were €12.8 million. This included a negative foreign exchange impact of €4.6   million. This compare with Corporate costs of €10.4 million in the prior year period.

Non-recurring expense for the first quarter 2022 amounted to a benefit of €3.5 million mainly related to waved risks after the end of a warranty period on discontinued activities.

Net financial expense was €5.0 million, impacted by the mark-to-market valuation of investments in traded securities and, to a lesser extent, interest expenses associated with the senior unsecured notes, partially offset by interest incomes from cash on deposit.

Effective tax rate on an Adjusted IFRS basis was 28.9% for the first quarter 2022, in line with the financial framework provided  for full year 2022.

Depreciation and amortization expense was €25.0 million, of which €16.2 million is related to IFRS16.

Adjusted net cash at March 31, 2022 was €3.3 billion, which compares to Adjusted net cash at December 31, 2021 of €3.1 billion.

Adjusted Operating cash flow of €194.1 million, benefited from strong operational performance and working capital inflows associated with new project advances and milestone payments. With capital expenditure, net, of €8.8 million, free cash flow     was €185.3 million for the first quarter of 2022. Free cash flow excluding working capital variance was €99.2 million.

Liquidity and credit rating information

Adjusted liquidity of €4.6 billion at March 31, 2022 comprised of €3.9 billion of cash and €750 million of liquidity provided by the Company’s undrawn revolving credit facility, which is available for general use and serves as a backstop for the Company’s commercial paper program, offset by €30 million of outstanding commercial paper.

Technip Energies was downgraded to ‘BBB-’ investment grade rating, Outlook Stable & A-3 short-term rating affirmed as per    S&P Global Research Update on March 11, 2022, based S&P’s assessement of the likely loss of Arctic LNG 2 from backlog.

Shareholder update

On January 11, 2022, Technip Energies announced it has agreed to acquire 1.8 million  of  its  own  ordinary  shares  from  TechnipFMC plc. The Company’s agreement to purchase these shares is part of TechnipFMC’s announced sell-down of its stake in the Company through a private  sale  transaction  which  also  included  Bpifrance  Participations  SA  and  HAL  Investments  B.V., the Dutch investment subsidiary of HAL Holding N.V., each agreeing to purchase 3.6 million of the Company’s ordinary shares. Settlement for the sale took place on January 14, 2022.

Upon completion of the sale, TechnipFMC’s stake in the Company was reduced to approximately 7%. Prior to the end of the    first quarter, TechnipFMC disclosed that its ownership stake in Technip Energies had been reduced to below 3%.

On March 22, 2022, Technip Energies announced the launch of a share buy-back program of up to €29,850,000 to be executed until December 31, 2022. The Company intends to carry out the buy-back program, and hold the shares bought back as treasury stock, for the purpose of meeting the Company’s obligations under equity incentive plans.

Q1 2022 Results Release Paris, Monday, April 25, 2022

Disclaimer

This Press Release is intended for informational purposes only for the shareholders of Technip Energies. This Press Release contains information within the meaning of Article 7(1) of the EU Market Abuse Regulation. This Press Release is not intended  for distribution in jurisdictions that require prior regulatory review and authorization to distribute a Press Release of this nature.

Forward-looking statements

This Press Release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations  or operating results. Forward-looking statements are often identified by the words “believe”, “expect”, “anticipate”, “plan”, “intend”, “foresee”, “should”, “would”, “could”, “may”, “estimate”, “outlook”, and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward- looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that  these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control, such as Russia’s invasion of Ukraine, the associated sanctions and the impact these will have on our and/or our customers' activities conducted in or related to Russia) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one  or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, including its 2021 Form 20-F filed on March 25, 2022.

Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of  new information or future events, except to the extent required by applicable law.

Q1 2022 Results Release Paris, Monday, April 25, 2022

APPENDIX

APPENDIX 1.0: ADJUSTED STATEMENT OF INCOME - FIRST QUARTER 2022

	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
(In € millions)	Q1 22	Q1 21	Q1 22	Q1 21	Q1 22	Q1 21	Q1 22	Q1 21
Adjusted revenue	1,289.1	1,252.5	329.1	305.0	—	—	1,618.2	1,557.5
Adjusted recurring EBIT	90.0	75.8	30.2	25.8	(12.8)	(10.4)	107.3	91.3
Non-recurring items (transaction & one- off costs)	(1.1)	(1.1)	—	—	4.5	(25.4)	3.5	(26.5)
EBIT	88.9	74.8	30.3	25.8	(8.3)	(35.8)	110.8	64.8
Financial income							4.0	11.5
Financial expense							(9.0)	(4.7)
Profit (loss) before income tax							105.8	71.6
Income tax (expense) / profit							(30.6)	(24.1)
Net profit (loss)							75.2	47.5
Net profit (loss) attributable to non- controlling interests							(2.7)	(3.3)
Net profit (loss) attributable to Technip Energies Group							72.5	44.2

APPENDIX 1.1: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST QUARTER 2022

(In € millions)	Q1 22 IFRS	Adjustments	Q1 22 Adjusted
Revenue	1,700.0	(81.8)	1,618.2
Costs and expenses
Cost of sales	(1,465.7)	46.3	(1,419.4)
Selling, general and administrative expense	(73.8)	—	(73.8)
Research and development expense	(11.1)	—	(11.1)
Impairment, restructuring and other income (expense)	3.5	—	3.5
Other income (expense), net	(6.2)	0.7	(5.5)
Operating profit (loss)	146.7	(34.8)	111.9
Share of profit (loss) of equity-accounted investees	7.9	(9.0)	(1.1)
Profit (loss) before financial expense, net and income tax	154.6	(43.8)	110.8
Financial income	3.7	0.3	4.0
Financial expense	(54.0)	45.0	(9.0)
Profit (loss) before income tax	104.3	1.5	105.8
Income tax (expense) / profit	(32.8)	2.2	(30.6)
Net profit (loss)	71.5	3.7	75.2
Net profit (loss) attributable to non-controlling interests	(2.7)	—	(2.7)
Net profit (loss) attributable to Technip Energies Group	68.8	3.7	72.5

Q1 2022 Results Release Paris, Monday, April 25, 2022

APPENDIX 1.2: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST QUARTER 2021

(In € millions)	Q1 21 IFRS	Adjustments	Q1 21 Adjusted
Revenue	1,501.0	56.5	1,557.5
Costs and expenses
Cost of sales	(1,279.4)	(100.8)	(1,380.2)
Selling, general and administrative expense	(75.5)	—	(75.5)
Research and development expense	(7.3)	—	(7.3)
Impairment, restructuring and other income (expense)	(26.5)	—	(26.5)
Other income (expense), net	1.4	(3.8)	(2.4)
Operating profit (loss)	113.7	(48.1)	65.6
Share of profit (loss) of equity-accounted investees	2.6	(3.4)	(0.8)
Profit (loss) before financial expense, net and income tax	116.3	(51.5)	64.8
Financial income	11.5	—	11.5
Financial expense	(45.8)	41.1	(4.7)
Profit (loss) before income tax	82.0	(10.4)	71.6
Income tax (expense) / profit	(26.0)	1.9	(24.1)
Net profit (loss)	56.0	(8.5)	47.5
Net profit (loss) attributable to non-controlling interests	(3.3)	—	(3.3)
Net profit (loss) attributable to Technip Energies Group	52.7	(8.5)	44.2

Q1 2022 Results Release Paris, Monday, April 25, 2022

APPENDIX 2.0: ADJUSTED STATEMENT OF FINANCIAL POSITION

(In € millions)	Q1 22	FY 21
Goodwill	2,086.1	2,074.4
Property, plant and equipment, net	112.2	115.2
Right-of-use assets	246.0	252.9
Equity accounted investees	30.4	27.8
Other non-current assets	329.9	322.1
Total non-current assets	2,804.6	2,792.4
Trade receivables, net	1,050.0	1,041.1
Contract assets	323.6	330.3
Other current assets	743.4	655.2
Cash and cash equivalents	3,928.0	3,810.1
Total current assets	6,045.0	5,836.7
Total assets	8,849.6	8,629.1
Total equity	1,525.5	1,491.2
Long-term debt, less current portion	594.7	594.1
Lease liability – non-current	231.8	237.7
Accrued pension and other post-retirement benefits, less current portion	127.3	127.7
Other non-current liabilities	96.7	102.0
Total non-current liabilities	1,050.5	1,061.5
Short-term debt	40.9	89.2
Lease liability – current	70.9	69.2
Accounts payable, trade	1,757.9	1,765.2
Contract liabilities	3,553.8	3,345.2
Other current liabilities	850.1	807.6
Total current liabilities	6,273.6	6,076.4
Total liabilities	7,324.1	7,137.9
Total equity and liabilities	8,849.6	8,629.1

Q1 2022 Results Release Paris, Monday, April 25, 2022

APPENDIX 2.1: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST QUARTER 2022

(In € millions)	Q1 22 IFRS	Adjustments	Q1 22 Adjusted
Goodwill	2,086.1	—	2,086.1
Property, plant and equipment, net	111.6	0.6	112.2
Right-of-use assets	245.0	1.0	246.0
Equity accounted investees	89.2	(58.8)	30.4
Other non-current assets	331.5	(1.6)	329.9
Total non-current assets	2,863.4	(58.8)	2,804.6
Trade receivables, net	1,041.6	8.4	1,050.0
Contract assets	328.4	(4.8)	323.6
Other current assets	612.6	130.8	743.4
Cash and cash equivalents	3,674.4	253.6	3,928.0
Total current assets	5,657.0	388.0	6,045.0
Total assets	8,520.4	329.2	8,849.6
Total equity	1,537.2	(11.7)	1,525.5
Long-term debt, less current portion	594.7	—	594.7
Lease liability – non-current	231.2	0.6	231.8
Accrued pension and other post-retirement benefits, less current portion	127.3	—	127.3
Other non-current liabilities	103.5	(6.8)	96.7
Total non-current liabilities	1,056.7	(6.2)	1,050.5
Short-term debt	40.9	—	40.9
Lease liability – current	70.7	0.2	70.9
Accounts payable, trade	1,485.6	272.3	1,757.9
Contract liabilities	3,294.0	259.8	3,553.8
Other current liabilities	1,035.3	(185.2)	850.1
Total current liabilities	5,926.5	347.1	6,273.6
Total liabilities	6,983.2	340.9	7,324.1
Total equity and liabilities	8,520.4	329.2	8,849.6

Q1 2022 Results Release Paris, Monday, April 25, 2022

APPENDIX 2.2: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST QUARTER 2021

(In € millions)	Q1 21 IFRS	Adjustments	Q1 21 Adjusted
Goodwill	2,062.2	—	2,062.2
Property, plant and equipment, net	105.9	0.4	106.3
Right-of-use assets	276.9	(2.0)	274.9
Equity accounted investees	38.5	(12.1)	26.4
Other non-current assets	347.8	(42.5)	305.3
Total non-current assets	2,831.3	(56.2)	2,775.1
Trade receivables, net	873.2	41.9	915.1
Contract assets	313.0	0.6	313.6
Other current assets	518.9	94.9	613.8
Cash and cash equivalents	3,223.5	(24.5)	3,199.0
Total current assets	4,928.6	112.9	5,041.5
Total assets	7,759.9	56.7	7,816.6
Total equity	1,326.5	(30.7)	1,295.8
Lease liability – non-current	263.5	(1.4)	262.1
Accrued pension and other post-retirement benefits, less current portion	126.4	—	126.4
Other non-current liabilities	153.6	(29.8)	123.8
Total non-current liabilities	543.5	(31.2)	512.3
Short-term debt	727.8	—	727.8
Lease liability – current	52.2	(0.5)	51.7
Accounts payable, trade	1,415.7	207.8	1,623.5
Contract liabilities	2,974.7	3.7	2,978.4
Other current liabilities	719.5	(92.4)	627.1
Total current liabilities	5,889.9	118.6	6,008.5
Total liabilities	6,433.4	87.4	6,520.8
Total equity and liabilities	7,759.9	56.7	7,816.6

Q1 2022 Results Release Paris, Monday, April 25, 2022

APPENDIX 3.0: ADJUSTED STATEMENT OF CASH FLOWS

(In € millions)	Q1 22	Q1 21
Net profit (loss)	75.2	47.5
Other non-cash items	32.8	(7.8)
Change in working capital	86.1	240.1
Cash provided (required) by operating activities	194.1	279.8
Capital expenditures	(8.8)	(8.4)
Proceeds from sale of assets	—	0.4
Other financial assets	(8.0)	0.6
Cash required by investing activities	(16.8)	(7.4)
Net increase (repayment) in long-term, short-term debt and commercial paper	(51.1)	321.5
Purchase of treasury shares	(25.2)	—
Net (distributions to) / contributions from TechnipFMC	—	(478.9)
Other (including dividends paid and lease liabilities repayment)	(30.1)	(18.7)
Cash provided (required) by financing activities	(106.4)	(176.1)
Effect of changes in foreign exchange rates on cash and cash equivalents	47.0	38.3
(Decrease) Increase in cash and cash equivalents	117.9	134.6
Cash and cash equivalents, beginning of period	3,810.1	3,064.4
Cash and cash equivalents, end of period	3,928.0	3,199.0

APPENDIX 3.1: STATEMENT OF CASH FLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST QUARTER 2022

(In € millions)	Q1 22 IFRS	Adjustments	Q1 22 Adjusted
Net profit (loss)	71.5	3.7	75.2
Other non-cash items	86.2	(53.4)	32.8
Change in working capital	69.3	16.8	86.1
Cash provided (required) by operating activities	227.0	(32.9)	194.1
Capital expenditures	(8.8)	—	(8.8)
Other financial assets	(8.0)	—	(8.0)
Cash required by investing activities	(16.8)	—	(16.8)
Net increase (repayment) in long-term, short-term debt and commercial paper	(50.9)	(0.2)	(51.1)
Purchase of treasury shares	(25.2)	—	(25.2)
Settlements of mandatorily redeemable financial liability	(117.3)	117.3	—
Other (including dividends paid and lease liabilities repayment)	(30.0)	(0.1)	(30.1)
Cash provided (required) by financing activities	(223.4)	117.0	(106.4)
Effect of changes in foreign exchange rates on cash and cash equivalents	49.0	(2.0)	47.0
(Decrease) Increase in cash and cash equivalents	35.8	82.1	117.9
Cash and cash equivalents, beginning of period	3,638.6	171.5	3,810.1
Cash and cash equivalents, end of period	3,674.4	253.6	3,928.0

Q1 2022 Results Release Paris, Monday, April 25, 2022

APPENDIX 3.2: STATEMENT OF CASH FLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FIRST QUARTER 2021

(In € millions)	Q1 21 IFRS	Adjustments	Q1 21 Adjusted
Net profit (loss)	56.0	(8.5)	47.5
Other non-cash items	72.0	(79.8)	(7.8)
Change in working capital	166.4	73.7	240.1
Cash provided (required) by operating activities	294.4	(14.6)	279.8
Capital expenditures	(8.4)	—	(8.4)
Proceeds from sale of assets	0.4	—	0.4
Other financial assets	0.6	—	0.6
Cash required by investing activities	(7.4)	—	(7.4)
Net increase (repayment) in long-term, short-term debt and commercial paper	321.5	—	321.5
Settlements of mandatorily redeemable financial liability	(129.0)	129.0	—
Net (distributions to) / contributions from TechnipFMC	(478.9)	—	(478.9)
Other (including dividends paid and lease liabilities repayment)	(18.7)	—	(18.7)
Cash provided (required) by financing activities	(305.1)	129.0	(176.1)
Effect of changes in foreign exchange rates on cash and cash equivalents	51.9	(13.6)	38.3
(Decrease) Increase in cash and cash equivalents	33.8	100.8	134.6
Cash and cash equivalents, beginning of period	3,189.7	(125.3)	3,064.4
Cash and cash equivalents, end of period	3,223.5	(24.5)	3,199.0

APPENDIX 4.0: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES - FIRST QUARTER 2022

(In € millions, except %)	Q1 22	% of revenues	Q1 21	% of revenues
Adjusted revenue	1,618.2		1,557.5
Cost of sales	(1,419.4)	87.7%	(1,380.2)	88.6%
Adjusted gross margin	198.8	12.3%	177.3	11.4%
Adjusted recurring EBITDA	132.3	8.2%	118.0	7.6%
Amortization, depreciation and impairment	(25.0)		(26.7)
Adjusted recurring EBIT	107.3	6.6%	91.3	5.9%
Non-recurring items	3.5		(26.5)
Adjusted profit before financial expense, net and income tax	110.8	6.8%	64.8	4.2%
Financial income and expense	(5.0)		6.8
Adjusted profit before tax	105.8	6.5%	71.6	4.6%
Income tax	(30.6)		(24.1)
Adjusted net profit (loss)	75.2	4.6%	47.5	3.0%

Q1 2022 Results Release Paris, Monday, April 25, 2022

APPENDIX 5.0: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION - FIRST QUARTER 2022

	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
(In € millions, except %)	Q1 22	Q1 21	Q1 22	Q1 21	Q1 22	Q1 21	Q1 22	Q1 21
Revenue	1,289.1	1,252.5	329.1	305.0	—	—	1,618.2	1,557.5
Profit (loss) before financial expenses, net and income tax							110.8	64.8
Non-recurring items:
Separation costs allocated							—	25.4
Other non-recurring income / (expense)							(3.5)	1.1
Adjusted recurring EBIT	90.0	75.8	30.2	25.8	(12.8)	(10.4)	107.3	91.3
Adjusted recurring EBIT margin %	7.0%	6.1%	9.2%	8.5%	—%	—%	6.6%	5.9%
Adjusted amortization and depreciation							25.0	26.7
Adjusted recurring EBITDA							132.3	118.0
Adjusted recurring EBITDA margin %							8.2%	7.6%

APPENDIX 6.0: BACKLOG – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	Q1 22 IFRS	Adjustments	Q1 22 Adjusted
Projects Delivery	13,915.4	511.7	14,427.1
Technology, Products & Services	1,205.3	—	1,205.3
Total	15,120.7		15,632.4

APPENDIX 7.0: ORDER INTAKE – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	Q1 22 IFRS	Adjustments	Q1 22 Adjusted
Projects Delivery	259.7	33.4	293.1
Technology, Products & Services	259.1	(0.4)	258.6
Total	518.7		551.7

Q1 2022 Results Release Paris, Monday, April 25, 2022

APPENDIX 8.0: Definition of Alternative Performance Measures (APMs)

Certain parts of this Press Release contain the following non-IFRS financial measures: Adjusted Revenue, Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog, and Adjusted Order Intake, which are not recognized as measures of financial performance or liquidity under IFRS and which the Company considers to be APMs. APMs should not be considered an alternative to, or more meaningful than, the equivalent measures as determined in accordance  with IFRS or as an indicator of the Company's operating performance or liquidity.

Each of the APMs is defined below:

■
Adjusted Revenue: Adjusted Revenue represents the revenue recorded under IFRS as adjusted according to the method described below. For the periods presented in this Press Release, the Company's proportionate share of joint venture  revenue from the following projects was included: the revenue from ENI CORAL FLNG, Yamal LNG and NFE is included at 50%,the revenue from BAPCO Sitra Refinery is included at 36%, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%, the revenue from the joint-venture Rovuma is included at 33.3%, the revenue  from Nova Energies is included at 50%. The Company believes that presenting the proportionate share of its joint venture revenue in construction projects carried out in joint arrangements enables management and investors to better evaluate the performance of the Company's core business period-over-period by assisting them in more accurately understanding the activities actually performed by the Company on these projects.

■
Adjusted Recurring EBIT: Adjusted Recurring EBIT represents the profit before financial expense, net, and income taxes recorded under IFRS as adjusted to reflect line-by-line for their respective share incorporated construction project entities  that are not fully owned by the Company (applying to the method described above under Adjusted Revenue) and adds or removes, as appropriate, items that are considered as non-recurring from EBIT, including (i) restructuring expenses, (ii) separation costs associated with the Spin-off transaction, and (iii) costs arising out of significant litigation that have arisen outside of the ordinary course of business. The Company believes that the exclusion of such expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company's operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

■
Adjusted Recurring EBITDA: Adjusted Recurring EBITDA corresponds to the Adjusted Recurring EBIT as described above after deduction of depreciation and amortization expenses and as adjusted to reflect for their respective share construction project entities that are not fully owned by the Company. The Company believes that the exclusion of these expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

■
Adjusted  net  (debt)  cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short-term   debt and loans due to/due from the TechnipFMC Group), as adjusted according to the method described above under Adjusted Revenue. Management uses this APM to evaluate the Company's capital structure and financial leverage. The Company believes Adjusted net debt (if debtor), or Adjusted net cash (if creditor), is a meaningful financial measure that   may assist investors in understanding the Company's financial condition and recognizing underlying trends in its capital structure.

■
Adjusted Order Backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at  the relevant reporting date. Adjusted Order Backlog takes into account the Company's proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the  In-Russia  construction  and  supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture)   and restates the share of order backlog related to the Company’s non-controlling interest in Yamal LNG. The Company believes that the Adjusted Order Backlog enables management and investors to evaluate the level of the Company's core business forthcoming activities by including its proportionate share in the estimated sales coming  from  construction projects in joint arrangements.

■
Adjusted Order Intake: Order intake corresponds to signed contracts which have come into  force  during the  reporting period. Adjusted Order Intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order intake attributable     to the non-controlling interests in Yamal LNG. This financial measure is closely connected with the Adjusted Order Backlog   in the evaluation of the level of the Company's forthcoming activities by presenting its proportionate share of contracts  which came into force during the period and that will be performed by the Company.

Q1 2022 Results Release Paris, Monday, April 25, 2022

• Contacts
Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 7585 5051	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey